82-2867

SANLUIS Corporación S.A. de C.V.
Monte Pelvoux 220-8º Piso Lomas de Chapultepec
11000 México, D.F. Tel.: (52) 5229-5800

SANLUIS
CORPORACION

04010526

By FEDEX

March 5, 2004

RECEIVED MAR 11 2004 SEC MAIL PROCESSING SECTION WASH. D.C. 158

SECURITIES AND EXHANGE COMISSION
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
U.S.A. 20549

SUPPL

To whom it may concern

Attached you could find a copy of the Consolidated Financial Information of SANLUIS Corporation, S.A. de C.V., for the Fourth Fiscal Quarter 2003.

Please, confirm the reception of this information with Antonio Olivo to the e-mail address aolivo@sanluiscorp.com.mx or by telephone to the number (525) 55229-5844.

If you have any question or comment, do not hesitate to contact me

PROCESSED MAR 12 2004 THOMSON FINANCIAL

Best Regards

Antonio Olivo
SANLUIS Corporación, S.A. de C.V.

3/12

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
AL 31 DE DICIEMBRE DE 2003 Y 2002
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**ACTIVO TOTAL**	**7,647,259**	100	**7,321,442**	100
2	**ACTIVO CIRCULANTE**	**1,812,594**	**24**	**1,473,087**	**20**
3	EFECTIVO E INVERSIONES TEMPORALES	170,621	2	136,800	2
4	CLIENTES Y DOCUMENTOS POR COBRAR (NETO)	669,900	9	547,487	7
5	OTRAS CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	230,659	3	264,753	4
6		436,365	6	415,306	6
7	OTROS ACTIVOS	305,049	4	108,741	1
8	**LARGO PLAZO**	**72,582**	**1**	**273,992**	**4**
9	CUENTAS Y DOCUMENTOS POR COBRAR (NETO)	7,286	0	127,850	2
10	INVERSIONES EN ACCIONES DE SUBSIDIARIAS ASOCIADAS NO CONSOLIDADAS	62,830	1	52,157	1
11	OTRAS INVERSIONES	2,466	0	93,985	1
12	**INMUEBLES, PLANTA Y EQUIPO (NETO)**	**4,358,315**	**57**	**4,209,048**	**57**
13	INMUEBLES	1,139,985	15	1,125,273	15
14	MAQUINARIA Y EQUIPO	4,927,926	64	4,308,397	59
15	OTROS EQUIPOS	169,919	2	162,716	2
16	DEPRECIACION ACUMULADA	1,986,511	26	1,612,264	22
17	CONSTRUCCIONES EN	106,996	1	224,926	3
18	**ACTIVO DIFERIDO (NETO)**	**1,072,602**	**14**	**1,365,315**	**19**
19	**OTROS ACTIVOS**	**331,166**	**4**	**0**	**0**
20	**PASIVO TOTAL**	**4,929,722**	100	**4,832,302**	100
21	**PASIVO CIRCULANTE**	**1,497,485**	**30**	**1,267,155**	**26**
22	PROVEEDORES	560,020	11	546,027	11
23	CREDITOS BANCARIOS	531,553	11	358,299	7
24	CREDITOS BURSATILES	0	0	0	0
25	IMPUESTOS POR PAGAR	0	0	0	0
26	OTROS PASIVOS	405,912	8	362,829	8
27	**PASIVO A LARGO PLAZO**	**3,326,627**	**67**	**3,477,783**	**72**
28	CREDITOS BANCARIOS	3,320,104	67	3,465,301	72
29	CREDITOS BURSATILES	0	0	0	0
30	OTROS CREDITOS	6,523	0	12,482	0
31	**CREDITOS DIFERIDOS**	**0**	**0**	**0**	**0**
32	**OTROS PASIVOS**	**105,610**	**2**	**87,364**	**2**
33	**CAPITAL CONTABLE**	**2,717,537**	100	**2,489,140**	100
34	**PARTICIPACION MINORITARIA**	**1,854,303**	**68**	**1,829,100**	**73**
35	**CAPITAL CONTABLE MAYORITARIO**	**863,234**	**32**	**660,040**	**27**
36	**CAPITAL CONTRIBUIDO**	**2,176,703**	**80**	**2,176,702**	**87**
37	CAPITAL SOCIAL PAGADO	21,984	1	21,984	1
38	ACTUALIZACION CAPITAL SOCIAL	887,314	33	887,313	36
39	PRIMA EN VENTA DE	1,267,405	47	1,267,405	51
40	APORTACIONES PARA FUTUROS AUMENTOS DE	0	0	0	0
41	**CAPITAL GANADO (PERDIDO)**	**(1,313,469)**	**(48)**	**(1,516,662)**	**(61)**
42	RESULTADOS ACUMULADOS Y RESERVA DE	5,374,970	198	5,501,730	221
43	RESERVA PARA RECOMPRA DE	511,990	19	511,990	21
44	EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION CAPITAL CONTABLE	(7,220,788)	(266)	(7,403,623)	(297)
45	**RESULTADO NETO DEL EJERCICIO**	20,359	1	(126,759)	(5)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos) **Impresión Final**

REFS	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
3	**EFECTIVO E INVERSIONES TEMPORALES**	**170,621**	**100**	**136,800**	**100**
46	EFECTIVO	170,621	100	136,518	100
47	INVERSIONES	0	0	282	0
18	**CARGOS DIFERIDOS**	**1,072,602**	**100**	**1,365,315**	**100**
48	GASTOS AMORTIZABLES	220,277	21	278,534	20
49	CREDITO MERCANTIL	431,483	40	480,588	35
50	IMPUESTOS DIFERIDOS	401,738	37	594,958	44
51	OTROS	19,104	2	11,235	1
21	**PASIVO CIRCULANTE**	**1,497,485**	**100**	**1,267,155**	**100**
52	PASIVOS EN MONEDA	1,269,955	85	930,063	73
53	PASIVOS EN MONEDA	227,530	15	337,092	27
24	**CREDITOS BURSATILES CORTO PLAZO**	**0**	**100**	**0**	**100**
54	PAPEL COMERCIAL	0	0	0	0
55	PAGARE DE MEDIANO	0	0	0	0
56	PORCION CIRCULANTE DE	0	0	0	0
26	**OTROS PASIVOS CIRCULANTES**	**405,912**	**100**	**362,829**	**100**
57	OTROS PASIVOS CIRCULANTES CON	6,462	2	6,043	2
58	OTROS PASIVOS CIRCULANTES SIN	399,450	98	356,786	98
27	**PASIVO A LARGO PLAZO**	**3,326,627**	**100**	**3,477,783**	**100**
59	PASIVO EN MONEDA	3,326,627	100	3,477,783	100
60	PASIVO EN MONEDA	0	0	0	0
29	**CREDITOS BURSATILES LARGO PLAZO**	**0**	**100**	**0**	**100**
61	OBLIGACIONES	0	0	0	0
62	PAGARE DE MEDIANO	0	0	0	0
30	**OTROS CREDITOS**	**6,523**	**100**	**12,482**	**100**
63	OTROS CREDITOS CON	6,523	100	12,482	100
64	OTROS CREDITOS SIN	0	0	0	0
31	**CREDITOS DIFERIDOS**	**0**	**100**	**0**	**100**
65	CREDITO MERCANTIL	0	0	0	0
66	IMPUESTOS DIFERIDOS	0	0	0	0
67	OTROS	0	0	0	0
32	**OTROS PASIVOS**	**105,610**	**100**	**87,364**	**100**
68	RESERVAS	105,610	100	87,364	100
69	OTROS PASIVOS	0	0	0	0
44	**EXCESO (INSUFICIENCIA) EN LA ACTUALIZACION DEL CAPITAL CONTABLE**	**(7,220,788)**	**100**	**(7,403,623)**	**100**
70	RESULTADO ACUMULADO POR POSICION	(116,254)	(2)	(116,254)	(2)
71	RESULTADO POR TENENCIA DE ACTIVOS NO RIOS	(7,104,534)	(98)	(7,287,369)	(98)

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE SITUACION FINANCIERA **CONSOLIDADO**
OTROS CONCEPTOS
(Miles de Pesos)

Impresión Final

REF S	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
72	CAPITAL DE TRABAJO	315,109	205,932
73	FONDO PARA PENSIONES Y PRIMA DE	14,976	10,141
74	NUMERO DE FUNCIONARIOS	19	16
75	NUMERO DE EMPLEADOS	1,103	1,060
76	NUMERO DE OBREROS (*)	4,758	4,504
77	NUMERO DE ACCIONES EN CIRCULACION	227,957,568	227,957,568
78	NUMERO DE ACCIONES RECOMPRADAS	0	0

(*) DATOS EN UNIDADES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,331,122**	**100**	**4,535,065**	**100**
2	COSTO DE	4,178,632	78	3,431,156	76
3	**RESULTADO BRUTO**	**1,152,490**	**22**	**1,103,909**	**24**
4	GASTOS DE	744,769	14	709,394	16
5	**RESULTADO DE OPERACION**	**407,721**	**8**	**394,515**	**9**
6	COSTO INTEGRAL DE FINANCIAMIENTO	442,222	8	588,063	13
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(34,501)**	**(1)**	**(193,548)**	**(4)**
8	OTRAS OPERACIONES FINANCIERAS	109,805	2	66,734	1
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(144,306)**	**(3)**	**(260,282)**	**(6)**
10	PROVISION PARA IMPUESTOS Y	60,564	1	73,062	2
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(204,870)**	**(4)**	**(333,344)**	**(7)**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	4,440	0	598	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(200,430)**	**(4)**	**(332,746)**	**(7)**
14	RESULTADO POR OPERACIONES (NETO)	(178,863)	(3)	513,726	11
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**(21,567)**	**0**	**(846,472)**	**(19)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(48,646)	(1)	(696,252)	(15)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**27,079**	**1**	**(150,220)**	**(3)**
19	PARTICIPACION MINORITARIA	6,720		(23,461)	(1)
20	**RESULTADO NETO MAYORITARIO**	**20,359**		**(126,759)**	**(3)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**5,331,122**	**100**	**4,535,065**	**100**
21	NACIONALES	1,250,612	23	1,130,016	25
22	EXTRANJERAS	4,080,510	77	3,405,049	75
23	CONVERSION EN DOLARES	484,274	9	440,464	10
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**442,222**	**100**	**588,063**	**100**
24	INTERESES PAGADOS	339,075	77	306,135	52
25	PERDIDA EN CAMBIOS	272,874	62	611,175	104
26	INTERESES GANADOS	7,374	2	16,590	3
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(162,353)	(37)	(312,657)	(53)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**109,805**	**100**	**66,734**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	109,805	100	66,734	100
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**60,564**	**100**	**73,062**	**100**
32	I.S.R.	35,105	58	34,688	47
33	I.S.R. DIFERIDO	(769)	(1)	13,782	19
34	P.T.U.	24,971	41	24,592	34
35	P.T.U. DIFERIDA	1,257	2	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS **CONSOLIDADO**
OTROS CONCEPTOS DE RESULTADOS
(Miles de Pesos)

Impresión Final

REF R	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
36	VENTAS TOTALES	5,516,456	4,636,756
37	RESULTADO FISCAL DEL	0	0
38	VENTAS NETAS (**)	5,331,122	4,535,065
39	RESULTADO DE OPERACION	407,721	394,515
40	RESULTADO NETO MAYORITARIO (**)	20,359	(126,759)
41	RESULTADO NETO (**)	27,079	(150,220)

(**) INFORMACION ULTIMOS DOCE MESES.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: 4 AÑO: 2003

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DEL 1 DE OCTUBRE AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
		Importe	%	Importe	%
1	**VENTAS NETAS**	**1,500,096**	**100**	**1,230,860**	**100**
2	COSTO DE	1,175,853	78	916,802	74
3	**RESULTADO BRUTO**	**324,243**	**22**	**314,058**	**26**
4	GASTOS DE	205,905	14	194,263	16
5	**RESULTADO DE OPERACION**	**118,338**	**8**	**119,795**	**10**
6	COSTO INTEGRAL DE FINANCIAMIENTO	130,815	9	33,585	3
7	**RESULTADO DESPUES DE COSTO INTEGRAL DE FINANCIAMIENTO**	**(12,477)**	**(1)**	**86,210**	**7**
8	OTRAS OPERACIONES FINANCIERAS	20,337	1	(8,860)	(1)
9	**RESULTADO ANTES DE IMPUESTOS Y P.T.U.**	**(32,814)**	**(2)**	**95,070**	**8**
10	PROVISION PARA IMPUESTOS Y	32,894	2	12,886	1
11	**RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.**	**(65,708)**	**(4)**	**82,184**	**7**
12	PARTICIPACION EN LOS RESULTADOS DE Y ASOCIADAS NO CONSOLIDADAS	18,681	1	3,700	0
13	**RESULTADO NETO POR OPERACIONES CONTINUAS**	**(47,027)**	**(3)**	**85,884**	**7**
14	RESULTADO POR OPERACIONES (NETO)	(178,863)	(12)	513,726	42
15	**RESULTADO NETO ANTES DE PARTIDAS EXTRAORDINARIAS**	**131,836**	**9**	**(427,842)**	**(35)**
16	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO)	(48,646)	(3)	(132,490)	(11)
17	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0
18	**RESULTADO NETO**	**180,482**	**12**	**(295,352)**	**(24)**
19	PARTICIPACION MINORITARIA	(5,358)		(9,585)	(1)
20	**RESULTADO NETO MAYORITARIO**	**185,840**	**12**	**(285,767)**	**(23)**

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS TRIMESTRE: 4 AÑO: 2003

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE RESULTADOS TRIMESTRAL **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS
(Miles de Pesos)

Impresión Final

REF RT	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	%	TRIMESTRE AÑO ANTERIOR Importe	%
1	**VENTAS NETAS**	**1,500,096**	**100**	**1,230,860**	**100**
21	NACIONALES	342,491	23	249,630	20
22	EXTRANJERAS	1,157,605	77	981,230	80
23	CONVERSION EN DOLARES	133,240	9	115,830	9
6	**COSTO INTEGRAL DE FINANCIAMIENTO**	**130,815**	**100**	**33,585**	**100**
24	INTERESES PAGADOS	81,419	62	111,893	333
25	PERDIDA EN CAMBIOS	121,748	93	36,479	109
26	INTERESES GANADOS	(3,347)	(3)	4,801	14
27	GANANCIA EN CAMBIOS	0	0	0	0
28	RESULTADO POR POSICION	(75,699)	(58)	(109,986)	(327)
42	PERDIDA EN ACTUALIZACION DE UDI'S	0	0	0	0
43	GANACIA EN ACTUALIZACION DE UDI'S	0	0	0	0
8	**OTRAS OPERACIONES FINANCIERAS**	**20,337**	**100**	**(8,860)**	**100**
29	OTROS GASTOS Y (PRODUCTOS)	20,337	100	(8,860)	(100)
30	PERDIDA (UTILIDAD) EN VENTA DE ACCIONES	0	0	0	0
31	PERDIDA (UTILIDAD) EN VENTA DE TEMPORALES	0	0	0	0
10	**PROVISION PARA IMPUESTOS Y P.T.U.**	**32,894**	**100**	**12,886**	**100**
32	I.S.R.	13,024	40	6,278	49
33	I.S.R. DIFERIDO	9,057	28	(14,215)	(110)
34	P.T.U.	10,212	31	20,823	162
35	P.T.U. DIFERIDA	601	2	0	0

(***) DATOS EN MILES DE DOLARES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2003 Y 2002

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
1	**RESULTADO NETO**	**27,079**	**(150,220)**
2	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS	220,493	176,217
3	**FLUJO DERIVADO DEL RESULTADO NETO DEL EJERCICI(**	**247,572**	**25,997**
4	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO	(44,608)	(461,957)
5	**RECURSOS GENERADOS (UTILIZADOS) POR LA OPERACION**	**202,964**	**(435,960)**
6	FLUJO DERIVADO POR FINANCIAMIENTO AJENO	22,516	(121,238)
7	FLUJO DERIVADO POR FINANCIAMIENTO PROPIO	0	0
8	**RECURSOS GENERADOS (UTILIZADOS) MEDIANTE FINANCIAMIENTO**	**22,516**	**(121,238)**
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(191,659)**	**510,187**
10	INCREMENTO (DECREMENTO) NETO EN EFECTIVO INVERSIONES TEMPORALES	33,821	(47,011)
11	EFECTIVO E INVERSIONES TEMPORALES AL INICIO PERIODO	136,800	183,811
12	EFECTIVO E INVERSIONES TEMPORALES AL FINAL PERIODO	170,621	136,800

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

ESTADO DE CAMBIOS EN LA SITUACION FINANCIERA **CONSOLIDADO**

DESGLOSE DE PRINCIPALES CONCEPTOS

(Miles de Pesos)

Impresión Final

REF C	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe	TRIMESTRE AÑO ANTERIOR Importe
2	**+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION DE RECURSOS**	**220,493**	**176,217**
13	+ DEPRECIACION Y AMORTIZACION DEL	343,581	316,202
14	+ (-) INCRE. (DECRE.) NETO EN LA RVA. PARA Y PRIMA DE ANTIGUEDAD	0	0
15	+ (-) PERDIDA (GANANCIA) NETA EN	0	0
16	+ (-) PERDIDA (GANANCIA) NETA POR ACTUALIZACION PASIVOS Y ACTIVOS	0	0
17	+ (-) OTRAS PARTIDAS	(123,088)	(139,985)
40	+ (-) PARTIDAS APLICADAS A RESULTADOS QUE NO REQUIEREN UTILIZACION	0	0
4	**FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL DE TRABAJO**	**(44,608)**	**(461,957)**
18	+ (-) DECREMENTO (INCREMENTO) EN CUENTAS COBRAR	(122,413)	(138,151)
19	+ (-) DECREMENTO (INCREMENTO) EN	(21,059)	(105,759)
20	+ (-) DECREMENTO (INCREMENTO) EN OTRAS POR COBRAR Y OTROS ACTIVOS	23,959	(4,235)
21	+ (-) INCREMENTO (DECREMENTO) EN	13,993	(40,580)
22	+ (-) INCREMENTO (DECREMENTO) EN OTROS	60,912	(173,232)
6	**FLUJO DERIVADO POR FINANCIAMIENTO AJENO**	**22,516**	**(121,238)**
23	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	313,087	0
24	+ FINANCIAMIENTO BANCARIO Y BURSATIL A PLAZO	(284,283)	(704,102)
25	+ DIVIDENDOS	0	0
26	+ OTROS	0	820,505
27	(-) AMORTIZACION DE FINANCIAMIENTOS	0	(233,203)
28	(-) AMORTIZACION DE FINANCIAMIENTOS	0	0
29	(-) AMORTIZACION DE OTROS	(6,288)	(4,438)
7	**FLUJO DERIVADO POR FINANCIAMIENTO PROPIO**	**0**	**0**
30	+ (-) INCREMENTO (DECREMENTO) EN EL SOCIAL	0	0
31	(-) DIVIDENDOS PAGADOS	0	0
32	+ PRIMA EN VENTA DE	0	0
33	+ APORTACIONES PARA FUTUROS AUMENTOS CAPITAL	0	0
9	**RECURSOS GENERADOS (UTILIZADOS) EN ACTIVIDADES DE INVERSION**	**(191,659)**	**510,187**
34	+ (-) DECREMENTO (INCREMENTO) EN INVERSIONES ACCS. CON CARACTER PERMANENTE	0	744,635
35	(-) ADQUISICION DE INMUEBLES, PLANTA Y	(152,505)	(190,536)
36	(-) INCREMENTO EN CONSTRUCCIONES EN	0	0
37	+ VENTAS DE OTRAS INVERSIONES CON PERMANENTE	0	0
38	+ VENTAS DE ACTIVOS FIJOS	0	0
39	+ (-) OTRAS PARTIDAS	(39,154)	(43,912)

FILE No. 82-2900

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

RAZONES Y PROPORCIONES
INFORMACION CONSOLIDADA

Impresión Final

REF P	CONCEPTOS	TRIMESTRE AÑO ACTUAL		TRIMESTRE AÑO ANTERIOR	
	RENDIMIENTO				
1	RESULTADO NETO A VENTAS NETAS	0.51	%	(3.31)	%
2	RESULTADO NETO A CAPITAL CONTABLE (**)	2.36	%	(19.20)	%
3	RESULTADO NETO A ACTIVO TOTAL (**)	0.35	%	(2.05)	%
4	DIVIDENDOS EN EFECTIVO A RESULTADO NETO DEL EJERCICIO ANTERIOR	0.00	%	0.00	%
5	RESULTADO POR POSICION MONETARIA A RESULTADO NETO	599.55	%	(208.13)	%
	ACTIVIDAD				
6	VENTAS NETAS A ACTIVO TOTAL (**)	0.70	veces	0.62	veces
7	VENTAS NETAS A ACTIVO FIJO (**)	1.22	veces	1.08	veces
8	ROTACION DE INVENTARIOS (**)	9.58	veces	8.26	veces
9	DIAS DE VENTAS POR COBRAR	39	dias	38	dias
10	INTERESES PAGADOS A PASIVO TOTAL CON COSTO (**)	8.77	%	7.97	%
	APALANCAMIENTO				
11	PASIVO TOTAL A ACTIVO TOTAL	64.46	%	66.00	%
12	PASIVO TOTAL A CAPITAL CONTABLE	1.81	veces	1.94	veces
13	PASIVO EN MONEDA EXTRANJERA A PASIVO TOTAL	93.24	%	91.22	%
14	PASIVO A LARGO PLAZO A ACTIVO FIJO	76.33	%	82.63	%
15	RESULTADO DE OPERACION A INTERESES PAGADOS	1.20	veces	1.29	veces
16	VENTAS NETAS A PASIVO TOTAL (**)	1.08	veces	0.94	veces
	LIQUIDEZ				
17	ACTIVO CIRCULANTE A PASIVO CIRCULANTE	1.21	veces	1.16	veces
18	ACTIVO CIRCULANTE MENOS INVENTARIOS A CIRCULANTE	0.92	veces	0.83	veces
19	ACTIVO CIRCULANTE A PASIVO TOTAL	0.37	veces	0.30	veces
20	ACTIVO DISPONIBLE A PASIVO CIRCULANTE	11.39	%	10.80	%
	ESTADO DE CAMBIOS				
21	FLUJO DERIVADO DEL RESULTADO NETO A NETAS	4.64	%	0.57	%
22	FLUJO DERIVADO DE CAMBIOS EN EL CAPITAL TRABAJO A VENTAS NETAS	(0.84)	%	(10.19)	%
23	RECURSOS GENERADOS (UTILIZADOS) POR OPERACION A INTERESES PAGADOS	0.60	veces	(1.42)	veces
24	FINANCIAMIENTO AJENO A RECURSOS (UTIL.) POR FINAN.	100.00	%	100.00	%
25	FINANCIAMIENTO PROPIO A RECURSOS (UTIL.) POR FINAN.	0.00	%	0.00	%
26	ADQ. DE INMUEBLES, PLANTA Y EQUIPO A RECURSOS GENERADOS (UTILIZADOS) EN ACT. DE INV.	79.57	%	(37.35)	%

(**) INFORMACION ULTIMOS DOCE MESES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

DATOS POR ACCION
INFORMACION CONSOLIDADA

Impresión Final

REF D	CONCEPTOS	TRIMESTRE AÑO ACTUAL Importe		TRIMESTRE AÑO ANTERIOR Importe	
1	UTILIDAD BASICA POR ACCION ORDINARIA (**)	$ .08		$ (.51)	
2	UTILIDAD BASICA POR ACCION PREFERENTE (**)	$ .11		$ (.66)	
3	UTILIDAD DILUIDA POR ACCION (**)	$ .00		$ .00	
4	UTILIDAD DE OPERACIONES CONTINUAS POR ACCION ORDINARIA (UOCPA) (**)	$ (1.07)		$ (1.33)	
5	EFECTO DE OPERACIONES DISCONTINUADAS EN UOCPA (**)	$ (.95)		$ 2.06	
6	EFECTO DE RESULTADOS EXTRAORDINARIOS EN UOCPA (**)	$ (.26)		$ (2.79)	
7	EFECTO DE CAMBIOS EN PRINCIPIOS DE CONTABILIDAD EN UOCPA (**)	$ .00		$ .00	
8	VALOR EN LIBROS POR ACCION	$ 3.79		$ 2.90	
9	DIVIDENDO EN EFECTIVO ACUMULADO POR ACCION	$ .00		$ .00	
10	DIVIDENDO EN ACCIONES POR ACCION	.00	acciones	.00	acciones
11	PRECIO DE MERCADO (ULTIMO HECHO) A VALOR LIBROS	.79	veces	1.24	veces
12	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION ORDINARIA (**)	75.91	veces	(12.00)	veces
13	PRECIO DE MERCADO (ULTIMO HECHO) A BASICA POR ACCION PREFERENTE (**)	.00	veces	.00	veces

(**) INFORMACION ULTIMOS DOCE MESES

FILE No. 82-2867

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

BALANCE AÑO ANTERIOR (ACTIVO)

Con la finalidad de dejar la información financiera comparable contra la del año actual, en el dictamen se realizaron algunas reclasificaciones en la información del año anterior, el cual será entregado una vez realizada la asamblea anual ordinaria de accionistas (ver nota 1 y 2r). Para el presente reporte no se realizaron dichas reclasificaciones, es decir, se presentó el año anterior como fue entregado en su momento, los renglones que sufrieron cambios en el dictamen equivalen al S07, S09, S11 Y S19 del presente reporte.

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $343,581 EN 2003 Y $316,202 EN 2002 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción no incluye la serie "D"

d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

rt1: La información del Estado de Resultados Trimestral correspondiente al año anterior, incluye los movimientos definitivos de la reestructura de la deuda al 87%, esto para una mejor interpretación de los estados financieros, al comparar contra el trimestre del año actual.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por US$ 11.8 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

SANLUIS Corporación, S.A. de C.V. y Subsidiarias
Resultados al 4o. trimestre del año 2003
(Cifras en millones de dólares)

México D.F.- 27 de Febrero del 2004. SANLUIS Corporación, S.A. de C.V. (BMV: SANLUIS), empresa industrial mexicana dedicada a la manufactura de autopartes, informa sus resultados obtenidos en el cuarto trimestre del 2003.

- Con respecto al mismo período del año anterior hubo un incremento en ventas del 15.0% lográndose en el cuarto trimestre del 2003 ventas por U$ 133.2 millones.
- En forma acumulada durante el año las ventas se incrementan 10.0% con respecto al mismo período del año previo.
- Las ventas se ubicaron en U$ 484.3 millones en el 2003.
- La UAFIRDA consolidada para los doce meses del 2003 fue de U$ 68.3 millones.
- El negocio de suspensiones terminó con un 77% de participación de mercado en Estados Unidos y Canadá contra el 67% que tuvo al inicio del año.

Los resultados consolidados de SANLUIS Corporación, S.A. de C.V. y Subsidiarias (SANLUIS) al cierre del presente año, arrojan resultados satisfactorios a pesar de las condiciones de incertidumbre en el entorno mundial y de los bajos niveles de actividad económica que se han reportado, especialmente en los Estados Unidos, nuestro principal mercado.

La mejor operación de la empresa le ha permitido ser autosuficiente en Flujo de Efectivo, cumplir con todas sus obligaciones financieras, y a pesar de su reciente y compleja reestructura de deuda, generar recursos en exceso que le permitieron inclusive absorber los efectos de un menor nivel de financiamiento en sus compras de acero, debido a los problemas operativos y financieros que enfrentó uno de sus principales proveedores de aceros especiales durante un prolongado período del año.

Las ventas acumuladas de SANLUIS al fin del año 2003 alcanzaron la cifra de US$ 484.3 millones, 10.0% superiores a las obtenidas durante el año anterior. Las ventas del negocio de Suspensiones se encuentran 8.5% arriba del año pasado gracias a los mejores volúmenes en las líneas de producto de Muelles de exportación (+12%) y Resortes (+33%) así como Barras de Torsión (+5%), mientras que el negocio de Frenos de exportación se encuentra 31% por encima de los niveles del año anterior. Experimentamos ventas superiores al año anterior, resaltando especialmente el caso de los tres principales clientes, General Motors con mas 9%, Ford Motor Co. con un aumento de 17%, y Daimler-Chrysler con 3% mayores ventas que en 2002. También tuvimos un incremento de 12% con Volkswagen y en el caso de BMW las ventas anuales fueron 11% superiores mientras que con Toyota se mejoró la marca previa en 2%.

Las mayores ventas combinadas con mayor eficiencia en planta, mejores productividades, menor precio promedio de adquisición de aceros especiales al recomponer nuestra mezcla de diferentes fuentes de suministro, reducciones en gastos fijos de planta y menores gastos de administración y venta han producido niveles satisfactorios de UAFIRDA (UAFIRDA= utilidad de operación antes de depreciación, intereses e impuestos (EBITDA por sus siglas en inglés)), compensando importantes efectos negativos como las alzas en los precios del gas, energía eléctrica y una importante escalada de precios durante el último trimestre en los precios internacionales de la chatarra de acero para fundición y de las aleaciones especiales de acero, además de

absorber el impacto de menores precios unitarios de venta por los efectos de descuentos acumulados por volumen en plataformas maduras que servimos en el negocio de Suspensiones.

En el período de referencia la UAFIRDA consolidada fue de US$ 68.3 millones, 1.0% inferior al año anterior, lográndose un margen operativo (UAFIRDA/Ventas) del 14.1% contra el 15.6% que obtuvimos el año anterior.

En términos de generación de efectivo, los buenos resultados operativos se magnifican, debido a una buena administración de las Cuentas por Cobrar a clientes y menores niveles de Inventarios, que cubren con creces el efecto negativo por los menores niveles de financiamiento de proveedores en el negocio de Suspensiones al haber modificado la mezcla de fuentes de suministro de aceros especiales, en respuesta a la huelga de nuestro principal proveedor Canadiense. Mientras nuestro mayor proveedor reanudaba operaciones, compramos acero de un proveedor local emergente a menores precios pero también con menor plazo de pago que el que nuestro proveedor tradicional nos otorgaba; ésta mejor administración del Capital de Trabajo Operativo aunada a menores inversiones en Maquinaria y Equipo con respecto al año anterior, le permitieron a la empresa incrementar su disponibilidad de efectivo.

SANLUIS

SANLUIS, es un negocio dedicado a la producción de componentes y sistemas para suspensiones y frenos automotrices, y está enfocado hacia la industria terminal productora de vehículos (OEMs por sus siglas en inglés).

Los productos del negocio de Suspensiones son: muelles (parabólicas y multihoja), resortes, barras de torsión, bujes hule-metal, barras estabilizadoras y barras de cajuela. En el negocio de Frenos se producen: discos, tambores y ensambles.

SANLUIS Rassini tiene una participación del 90% en el mercado nacional, y 77% del mercado de muelles para vehículos ligeros en los Estados Unidos y el Canadá. En el negocio de Frenos, dentro del mercado norteamericano, SANLUIS Rassini tiene una participación del 12% en el segmento de discos y tambores para frenos de vehículos ligeros. La base de clientes es sólida y diversificada, siendo los principales: General Motors, Ford, DaimlerChrysler, Nissan, Volkswagen y Toyota. Las operaciones de SANLUIS Rassini se extienden por todo el Hemisferio americano con una concentración en Estados Unidos, México y Brasil.

CONTROL INTERNO

SANLUIS tiene implementadas políticas y procedimientos contables y administrativos basados en los P.C.G.A. para mantener un adecuado control interno de las operaciones de sus empresas subsidiarias, las cuales son establecidas por la Contraloría y su cumplimiento y vigencia son vigilados por el área de Auditoria Interna. Adicionalmente cada política antes de su aplicación debe ser aprobada por el Comité de Auditoria, mismo que es informado por al área de Auditoria Interna sobre la situación de las operaciones de SANLUIS. El Comité de Auditoria presenta un informe anual al Consejo de Administración.

NOTAS SOBRE LOS ESTADOS FINANCIEROS CONSOLIDADOS

31 DE DICIEMBRE DE 2003 Y DE 2002

Cifras monetarias expresadas en miles de pesos de poder adquisitivo del 31 de diciembre de 2003, excepto tipos de cambio que se presentan en pesos de valor nominal

NOTA 1 - ACTIVIDAD DE LA COMPAÑÍA Y OPERACIONES DISCONTINUADAS:

La principal actividad de SANLUIS Corporación, S. A. de C. V. (SANLUIS) y subsidiarias (la compañía) es la manufactura y venta de partes de suspensiones automotrices y componentes para frenos. Las principales subsidiarias y asociadas se mencionan a continuación:

Participación Compañía	Actividad	accionaria (%)
Subsidiarias no operativas:		
SANLUIS Co - Inter, S. A. (SISA)	Tenedora de las acciones de SANLUIS Rassini Autopartes, S. A. de C. V.	100
SANLUIS Rassini Autopartes, S. A. de C. V. (SRA)	Tenedora de las acciones de las subsi diarias operativas mencionadas a continuación	100
Subsidiarias operativas:		
Grupo Suspensiones		
Rassini, S. A. de C. V. (Rassini)	Manufactura y venta de muelles y resortes helicoidales	100
Suspensiones Rassini, S. A. de C. V.	Manufactura y venta de muelles	100
Rassini NHK Autopecas, S/A	Manufactura y venta de muelles y resortes helicoidales	49.9
Rassini Torsion Bars, S. A. de C. V.	Manufactura y venta de barras de Torsión	96.7
Grupo Frenos		
SANLUIS Investments, LLC	Tenedora de SANLUIS Developments,LLC	100
SANLUIS Developments,LLC	Tenedora de Fundimak, S. A. de C. V.	47.6

Fundimak, S. A. de C. V. y subsidiarias (Rassini Frenos, S. A. de C. V. e Inmobiliaria Rassini, S. A. de C. V.)
Manufactura y venta de discos y tambores para sistemas de frenos 44.6

Asociada:

Brembo Rassini, S. A. de C. V. Manufactura y venta de discos y tambores para sistemas de frenos 24

SANLUIS Developments, LLC

El 20 de septiembre de 2000, Chase Capital Partners (CCP) y American Industrial Partners Capital Fund III, L.L.P. (AIP) adquirieron mediante un pago en efectivo de US$56.3 millones 522,302 Unidades Clase "B" de SANLUIS Developments, las cuales pueden ser adquiridas por SANLUIS antes del 20 de septiembre de 2005, mediante pago en efectivo (en dólares) o, sujeto a ciertas condiciones, a través de una combinación de pago en efectivo y entrega de una porción de acciones de SANLUIS. En caso contrario CCP y AIP pueden requerir que SANLUIS Developments realice una oferta pública de acciones o sea puesta a la venta.

La participación de CCP y AIP en SANLUIS Developments es del 52.4%; sin embargo, SANLUIS Investments, LLC tiene el control y la administración de ésta por mantener el 51% de las acciones con derecho a voto.

Venta de activos no estratégicos

En junio de 2002 la compañía vendió su inversión en Minas Luismin, S. A. de C. V. y algunos proyectos mineros en exploración a Wheaton River Minerals Ltd. (Wheaton), recibiendo un pago en efectivo de US$55.2 millones y 9,084,090 acciones comunes de Wheaton; así como el derecho a recibir un pago contingente representado por 11,355,113 acciones, en caso de que el precio promedio de la plata se mantuviera como mínimo en US$5 por onza durante un período de sesenta días consecutivos entre junio de 2002 y junio de 2004. A principios de octubre de 2003 se cumplieron las condiciones para que la compañía ejerciera su derecho. El efecto de esta situación se muestra en el estado de resultados de 2003, neto de impuesto sobre la renta diferido correspondiente. dentro del rubro Discontinuación de la División Minera (ver renglones de este reporte S07 y S19).

Con motivo de la venta de Minas Luismin la compañía registró una pérdida de $513,726, la cual se clasifica en el estado consolidado de resultados de 2002 como discontinuación de la división minera.

NOTA 2 - POLÍTICAS DE CONTABILIDAD SIGNIFICATIVAS:

Las políticas de contabilidad más importantes seguidas en la formulación de los estados financieros consolidados, incluyendo los conceptos, métodos y criterios relativos al reconocimiento de la inflación en los estados financieros se resumen a continuación:

a. Reconocimiento de los efectos de la inflación

Los estados financieros consolidados han sido preparados de acuerdo con los Principios de Contabilidad Generalmente Aceptados (PCGA) emitidos por el Instituto Mexicano de Contadores Públicos (IMCP) y, en consecuencia, reconocen los efectos de la inflación en la información financiera de acuerdo con las siguientes reglas:

- El inventario y el costo de ventas se actualizan utilizando costos de reposición.

- La maquinaria y equipo de origen extranjero se actualizan aplicando el factor de inflación del país de origen a los correspondientes montos en moneda extranjera y convirtiendo dichos montos a pesos utilizando el tipo de cambio a la fecha del balance general. Los inmuebles, maquinaria y equipo de origen nacional se actualizan aplicando un factor derivado del Índice Nacional de Precios al Consumidor (INPC).

- Los componentes de la inversión de los accionistas son actualizados utilizando factores derivados del INPC.

- La pérdida por tenencia de activos no monetarios [la diferencia neta entre: i) la actualización de la maquinaria y equipo de origen extranjero, los inventarios y el costo de ventas siguiendo el procedimiento descrito en los párrafos precedentes, y ii) los ajustes a los respectivos montos históricos considerando el INPC] se incluye en la inversión de los accionistas.

- La utilidad por posición monetaria se incluye como parte del costo integral de financiamiento.

b. Principios de consolidación

Los estados financieros consolidados incluyen a SANLUIS y a todas las compañías subsidiarias controladas por ésta. Todos los saldos y operaciones entre las compañías han sido eliminados en la consolidación.

c. Efectivo e inversiones temporales

La compañía considera como efectivo a las inversiones temporales de fácil realización con vencimientos menores a tres meses, las cuales se expresan a su valor de mercado.

Ciertos montos de efectivo están restringidos para el pago de intereses y/o principal de algunos créditos descritos en la Nota 6. Al 31 de diciembre de 2003 y 2002 estos montos ascendían a $17,393 (US$1.5 millones) y $5,727 (US$0.5 millones), respectivamente.

d. Inventarios y costo de ventas

Los inventarios se expresan a su costo de reposición determinado con base en el último costo de producción para el caso de productos terminados y el precio de la última compra para la materia prima y materiales. Los valores así determinados no exceden al valor de mercado.

El costo de ventas se determina por el método de últimas entradas-primeras salidas.

e. Inmuebles, maquinaria y equipo

Los inmuebles, maquinaria y equipo se expresan al costo que se actualiza como se menciona en el inciso a. de esta nota.

La depreciación es calculada por el método de línea recta con base en las vidas útiles estimadas de los activos, las cuales son revisadas periódicamente por expertos independientes.

f. Otras inversiones en acciones

Las inversiones en las cuales la compañía posee más del 20% pero menos del 50% del capital, se registran por el método de participación. Las otras inversiones en las que se posee menos del 20% del capital se expresan al costo de adquisición o a su valor de mercado, el que sea menor.

La compañía evalúa periódicamente el valor de recuperación de sus inversiones, las cuales son reservadas ante la existencia de indicios de irrecuperabilidad.

g. Revisión del valor en libros de los activos de larga duración

Desde el año anterior, la compañía evalúa periódicamente el valor de recuperación de sus activos de larga duración tangibles e intangibles, incluyendo el crédito mercantil, con base en los flujos de efectivo futuros de sus dos unidades generadoras de efectivo (Suspensiones y Frenos). Si el valor contable de los activos excede el valor descontado se reconoce una pérdida de valor. El procedimiento y criterio utilizados por la compañía, coinciden con las disposiciones establecidas en el Boletín C-15 "Deterioro en el Valor de los Activos de Larga Duración y su Disposición", emitido por el IMCP en marzo de 2003. Al 31 de diciembre de 2002 la compañía canceló $281,237, de activos que habían perdido su utilidad para los fines del negocio.

h. Crédito mercantil

El exceso del costo de las acciones de subsidiarias sobre el valor en libros (crédito mercantil) se amortiza en períodos de diez y veinte años y se actualiza aplicando al valor histórico factores derivados del INPC.

i. Impuesto sobre la Renta (ISR) diferido

La compañía reconoce los efectos de impuestos diferidos aplicando la tasa del ISR corres-pondiente a todas aquellas diferencias entre los valores contables y fiscales de activos y pasivos (diferencias temporales) a la fecha de los estados financieros.

j. Gastos de emisión y reestructuración de deuda

Los gastos de emisión y reestructuración de deuda se registran al costo y se actualizan aplicando factores derivados del INPC. Estos gastos se amortizan en línea recta considerando el plazo de vencimiento de la deuda y su amortización se incluye en gastos financieros como parte del costo integral de financiamiento. Al 31 de diciembre de 2003 y de 2002 el saldo pendiente de amortizar de estos gastos ascendía a $137,697 y $163,204, respectivamente, y se incluía en otros activos en el balance general consolidado.

k. Obligaciones laborales

Las primas de antigüedad que los trabajadores tienen derecho a percibir al

terminar la relación laboral después de quince años de servicios, así como las obligaciones bajo los planes de retiro que la compañía tiene establecidos para su personal, a los cuales éstos no contribuyen, se reconocen como costo de los años en que se prestan los servicios correspondientes, a través de aportaciones a fondos en fideicomisos irrevocables y reservas de pasivo, con base en estudios actuariales. A continuación se resumen los principales datos financieros consolidados de dichos planes:

	Año que terminó el 31 de diciembre de	
	2003	2002
Obligación por beneficios proyectados	($ 134,774)	($ 105,116)
Activos de los planes a valor de mercado	16,572	12,355
Activo de transición no amortizado	9,886	10,389
Variaciones en supuestos y ajustes no amortizados	23,309	6,502
Pasivo neto proyectado	($ 85,007)	($ 75,870)
Obligación por beneficios actuales	($119,840)	($ 93,804)
Activos de los planes a valor de mercado	16,572	12,355
Pasivo neto actual	($ 103,268)	($ 81,449)
Pasivo adicional	($ 20,603)	($ 11,492)
Pasivo neto proyectado	($ 85,007)	($ 75,870)
Pasivo adicional	(20,603)	(11,492)
	($ 105,610)	($ 87,362)
Costo neto del período	$ 12,938	$ 13,394

Las modificaciones a los planes, las variaciones en supuestos y el activo de transición se están amortizando sobre la vida laboral promedio remanente de los trabajadores que se espera reciban los beneficios del plan (aproximadamente veinte años).

Los demás pagos basados en antigüedad a que pueden tener derecho los trabajadores en caso de separación o muerte, de acuerdo con la Ley Federal del Trabajo, se llevan a resultados en el año en que se vuelven exigibles.

1. Transacciones en monedas extranjeras y conversión de operaciones en el extranjero

Las transacciones en monedas extranjeras se registran a los tipos de cambio vigentes en las fechas de su concertación. Los activos y pasivos en dichas

monedas se expresan en moneda nacional aplicando los tipos de cambio vigentes a la fecha del balance general. Las

diferencias motivadas por fluctuaciones en los tipos de cambio entre las fechas de concertación de las transacciones y su liquidación o valuación al cierre del ejercicio se aplican a los resultados o se capitalizan si son atribuibles a construcciones en proceso, como parte del costo integral de financiamiento.

Los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos de Rassini NHK Autopecas, S/A (localizada en Brasil), se convierten al tipo de cambio vigente al cierre del ejercicio. Al 31 de diciembre de 2003 y 2002 las diferencias originadas por la conversión de dichos estados financieros a pesos no fueron importantes y se registraron dentro de la utilidad o pérdida integral.

m. Utilidad (pérdida) por acción

La utilidad (pérdida) por acción se calcula dividiendo la utilidad (pérdida) de los accionistas mayoritarios entre el promedio ponderado del número de acciones en circulación (227,957,568). La utilidad (pérdida) por acción de las acciones de la Serie "D" considera el dividendo adicional a que tienen derecho (véase Nota 8a.).

n. Obligaciones convertibles en acciones de una subsidiaria

Las obligaciones convertibles obligatoriamente en acciones de SANLUIS Co-Inter, S. A. (SISA) se registran de acuerdo al nuevo Boletín C-12 "Instrumentos Financieros con Características de Pasivo, de Capital o de Ambos", el cual establece que cuando las obligaciones son convertibles a su vencimiento en un número fijo de acciones, los acreedores de la compañía asumen los mismos riesgos que los accionistas y, por lo tanto, deben clasificarse como inversión de los mismos. Por tratarse de un incremento en el capital contable de SISA no aportado por SANLUIS, dicho concepto se clasifica en el estado de cambios en la inversión de los accionistas como aportación de los accionistas minoritarios, la cual se actualiza utilizando factores derivados del INPC. Los intereses de dichas obligaciones se registran conforme se devengan en los resultados de cada año, acreditando a la inversión de los accionistas mayoritarios.

o. Utilidad integral

La utilidad integral incluye la utilidad (pérdida) neta del año más las partidas que, de acuerdo con otros boletines, se requiere registrar directamente en la inversión de los accionistas y no son aportaciones o reducciones de capital (véase Nota 8b.).

p. Reconocimiento de ingresos

La compañía reconoce sus ingresos al momento de la entrega de los productos y de la aceptación de éstos por parte de los clientes. Las ventas se reconocen solamente cuando la compañía ha transferido al comprador los riesgos de la propiedad de las mercancías y cuando el precio de venta y los costos incurridos o por ocurrir se pueden cuantificar.

q. Uso de estimaciones

La preparación de estados financieros de acuerdo con los PCGA requiere que la

administración de la compañía efectúe estimaciones que afectan los importes reportados en los estados financieros. Los resultados reales podrían diferir de dichas estimaciones.

r. Reclasificaciones

Algunas reclasificaciones han sido efectuadas para adecuar los estados financieros del año anterior a la presentación actual.

NOTA 3 - POSICIÓN DE LA COMPAÑÍA EN MONEDAS EXTRANJERAS:

La compañía opera básicamente en los mercados de Estados Unidos de América y Canadá y la mayoría de sus ventas y financiamientos están denominados en dólares americanos (US$). Excepto que se indique otra denominación, las cifras en esta nota están expresadas en millones de dólares americanos.

La compañía tenía los siguientes activos y pasivos monetarios en monedas extranjeras:

	31 de diciembre de	
	2003	2002
Activos	US$ 82	US$ 80
Pasivos	(410)	(409)
Posición neta corta	(US$ 328)	(US$ 329)

Al 31 de diciembre de 2003 el tipo de cambio fue de $11.1998 por dólar americano ($10.3613 al 31 de diciembre de 2002). Al 6 de febrero de 2004, fecha de emisión de los estados financieros consolidados, la posición en monedas extranjeras de la compañía era similar a la del 31 de diciembre de 2003 y el tipo de cambio fue de $11.0608 por dólar americano. La compañía no cuenta con instrumentos de protección contra riesgos cambiarios y durante los años terminados el 31 de diciembre de 2003 y de 2002 incurrió en pérdidas cambiarias de $272,874 y $611,175, respectivamente.

La compañía tenía la siguiente posición de activos no monetarios de origen extranjero o cuyo costo de reposición se puede determinar únicamente en monedas extranjeras:

	31 de diciembre de	
	2003	2002
Inventarios	US$ 17	US$ 17
Maquinaria y equipo	US$ 226	US$ 221

Las exportaciones e importaciones de bienes y servicios efectuadas por la compañía (excluyendo las de maquinaria y equipo para su propio uso), junto con sus ingresos y gastos por intereses en moneda extranjera, se muestran a

continuación:

	Año que terminó el 31 de diciembre de	
	2003	2002
Exportaciones de mercancías	US$ 380	US$ 326
Importaciones de materias primas, componentes y refacciones	(110)	(121)
Intereses pagados	(13)	(18)
Neto	US$ 257	US$ 187

NOTA 4 - INVENTARIOS:

	31 de diciembre de	
	2003	2002
Productos terminados	$ 142,648	$ 142,020
Materias primas y materiales de operación	295,263	282,143
	437,911	424,163
Estimación para inventarios obsoletos	(1,546)	(8,857)
	$ 436,365	$ 415,306

NOTA 5 - INMUEBLES, MAQUINARIA Y EQUIPO:

	31 de diciembre de	
	2003	2002
Terrenos, edificios y construcciones	$ 1,139,986	$ 1,125,273
Maquinaria y equipo	4,927,925	4,308,397
Equipo de transporte, mobiliario y equipo	169,918	162,716
	6,237,829	5,596,386
Depreciación acumulada	(1,986,510)	(1,612,264)
	4,251,319	3,984,122
Construcciones en proceso	106,996	224,926

	$ 4,358,315	$ 4,209,048

NOTA 6 - DEUDA A CORTO Y LARGO PLAZOS:

La deuda de la compañía se analiza a continuación:

	31 de diciembre de	
	2003	2002
Deuda del Grupo Suspensiones	$ 2,595,507	$ 2,521,748
Emisión de obligaciones con vencimiento en 2010	562,633	511,808
Crédito sindicado de Fundimak, S. A. de C. V.	343,460	366,023
Europapel Comercial	210,444	204,973
Eurobonos	124,094	128,216
Otros financiamientos pagaderos en dólares	28,504	109,358
Total	3,864,642	3,842,126
Menos:		
Deuda a corto plazo	222,758	291,097
Porción a corto plazo de la deuda a largo plazo	315,257	73,245
	538,015	364,342
Deuda a largo plazo	$ 3,326,627	$3,477,784

FILE No. 82-2867

Los vencimientos de la deuda al 31 de diciembre de 2003 se muestran a continuación:

2004	$ 538,015
2005	396,428
2006	353,029
2007	313,953
2008 en adelante	2,263,217
	$ 3,864,642

Deuda del Grupo Suspensiones (Restructured Credit Agreement - RCA)

La deuda del Grupo Suspensiones asciende a $2,595,507 (US$231.7 millones) y se divide en un Bloque "A" por $1,952,125 (US$174.3 millones) y un Bloque "B" por $643,382 (US$57.5 millones). El Bloque "A" se está amortizando en forma creciente a partir de diciembre de 2003 y con un pago complementario en diciembre de 2008. El Bloque "B" es pagadero totalmente en diciembre de 2008.

Este financiamiento causa intereses a la "Eurodollar Rate" más un margen de 3.5% hasta diciembre de 2006. En lo sucesivo, el margen aplicable será de 5.5% a menos que la compañía prepague el saldo principal en diciembre de 2006.

El contrato de crédito establece ciertas restricciones operativas y financieras para las empresas integrantes del Grupo Suspensiones, las cuales limitan o prohiben, entre otras cosas, la posibilidad de decretar dividendos,

incurrir en deuda adicional, otorgar activos en garantía, efectuar

algunas ventas de activos, contratar operaciones con instrumentos financieros, efectuar inversiones de capital para cada uno de los próximos cinco años y realizar cualquier transacción que involucre el pago de efectivo a SANLUIS y a las subsidiarias del Grupo Frenos. Además, dentro de ciertas condiciones, se establece que los fondos provenientes de cualquier emisión de capital, venta de activos o contratación de deuda adicional deberán ser utilizados para prepagar este financiamiento, el cual está garantizado con todos los activos del Grupo Suspensiones y acciones representativas del capital de SRA y sus subsidiarias.

SRA y Rassini deben contratar swaps de tasas de interés para fijar la tasa variable aplicable como mínimo al 50% del crédito por un período mínimo de tres años.

Los bancos acreedores tienen derecho a cobrar una comisión por la reestructura equivalente al 2% del saldo principal a la firma del convenio (US$4.6 millones), la cual se documentó mediante la firma de un pagaré con vencimiento en 2007.

Reestructuración de la deuda de SANLUIS

Como consecuencia de la importante caída en la actividad económica de Estados Unidos se presentó una menor demanda para los productos fabricados por la compañía, lo que motivó a SANLUIS a anunciar el 20 de septiembre de 2001 la suspensión temporal del pago de los intereses de una emisión de Eurobonos por US$200 millones, así como del pago del principal de su programa de Europapel Comercial por US$77.5 millones y de otros financiamientos por US$13.8 millones. Como resultado de las negociaciones con los acreedores, a finales de septiembre de 2002 se puso a su disposición una propuesta para: 1) recomprar a descuento una parte de la deuda, 2) intercambiar la deuda remanente por nueva deuda y, 3) obtener su consentimiento para modificar ciertos términos del documento de emisión de los Eurobonos ("Indenture"), dejar sin efecto el vencimiento anticipado del principal y dispensar los incumplimientos existentes. La recepción de las aceptaciones de los acreedores, y por lo tanto la reestructuración de la deuda, concluyó en diciembre de 2002 con los siguientes resultados:

Financiamiento	Deuda original	Deuda reestructurada	Deuda no reestructurada
Eurobonos	US$ 200,000	US$ 188,090	US$ 11,910
Europapel Comercial	77,500	58,460	19,040
Credit Agricole Indosuez	8,000		8,000
Credit Suisse First Boston	5,814	5,814	
	US$ 291,314	US$ 252,364	US$ 38,950

Los principales términos en los que se llevó a cabo la reestructura fueron los siguientes:

a. Recompra de deuda a descuento con valor nominal de US$128.6 millones, pagando US$45 millones (US$350 por cada US$1,000 de deuda), obteniendo una utilidad de $977,488 (US$94.9 millones), neta de los costos inherentes a la reestructura, la cual se presenta en el estado de resultados como partida extraordinaria.

FILE No. 82-2867

b. Intercambio de deuda a la par de SANLUIS con valor de US$123.7 millones por nueva deuda a cargo de SISA, la cual comprendió la emisión de:

1. US$47.5 millones de obligaciones con vencimiento el 30 de junio de 2010, sujetas a una tasa de interés fija del 8% anual y garantizadas por todas las subsidiarias operativas y algunas no operativas de SRA. Los intereses son pagaderos anualmente siempre y cuando SRA y sus subsidiarias generen excedentes de efectivo de acuerdo con el cálculo definido en el contrato, en caso contrario se capitalizan. Al 31 de diciembre de 2003 el saldo principal de estas obligaciones, incluyendo los intereses capitalizados por el principal asciende a $562,633 (US$50.2 millones).

2. US$76.2 millones de obligaciones que serían convertibles obligatoriamente en acciones Serie "B" de SISA, si a la fecha de vencimiento (30 de junio de 2011) no hubiera sido liquidado el saldo principal y sus intereses o si ocurriera algún incumplimiento previsto en el documento de emisión. Estas obligaciones causan intereses a una tasa fija del 7% anual capitalizable semestralmente y al 31 de diciembre de 2003 el saldo del principal asciende a $820,505 (véase Nota 2n.).

La deuda de los tenedores de Eurobonos que decidieron no reestructurar, en los términos de las ofertas realizadas por SANLUIS, ascendió a $124,094 (US$11.9 millones), y se refleja en los estados financieros consolidados adjuntos como una obligación a plazo mayor de un año para adecuar su vencimiento a los acuerdos y términos de reestructura alcanzados con la mayoría de los tenedores, los cuales son obligatorios para todos los tenedores de Eurobonos, conforme al documento original de emisión. La deuda no reestructurada correspondiente al Europapel Comercial por $210,444 (US$19 millones) se presenta en los estados financieros consolidados como una obligación a corto plazo.

La deuda con Credit Agricole Indosuez con valor nominal de $89,598 (US$8 millones) y $14,856 (US$1,326) de intereses acumulados fue recomprada por SANLUIS en diciembre de 2003, obteniendo una utilidad neta de impuestos diferidos de $48,646, la cual se clasifica como partida extraordinaria en los estados consolidados de resultados.

Crédito Sindicado de Fundimak, S. A. de C. V. (Fundimak)

Al 31 de diciembre de 2003 el saldo pendiente de pago del crédito sindicado contratado por Fundimak asciende a US$30.6 millones, los cuales están sujetos a una tasa de interés de LIBOR más un margen variable de entre el 3.0% y 4.25%, dependiendo del nivel de endeudamiento de la compañía y son pagaderos mensualmente. El vencimiento por año de este crédito se muestra a continuación:

Año	Importe
2004	$ 117,598
2005	156,797
2006	69,065
	$ 343,460

Este financiamiento está garantizado por todos los activos propiedad de las

subsidiarias de Fundimak y establece ciertas restricciones operativas y financieras, las cuales afectan y en varios aspectos limitan o prohíben, entre otras cosas, la posibilidad de que Fundimak decrete dividendos, incurra en deuda adicional, otorgue activos en garantía o efectúe algunas ventas de activos.

Al 31 de diciembre de 2003 la compañía no tenía líneas de crédito disponibles con instituciones financieras mexicanas o extranjeras.

NOTA 7 - COSTO INTEGRAL DE FINANCIAMIENTO:

El costo integral de financiamiento se integra como sigue:

	Año que terminó el 31 de diciembre de	
	2003	2002
Gastos y otros cargos financieros - Neto	($ 380,182)	($306,878)
Pérdida cambiaria - Neta	(272,874)	(611,175)
Utilidad por posición monetaria	162,353	312,657
	($ 490,703)	($ 605,396)

NOTA 8 - INVERSIÓN DE LOS ACCIONISTAS:

a. Estructura accionaria -

Al 31 de diciembre de 2003 el capital social suscrito y pagado se integra como se muestra a continuación:

	Número de acciones	
Serie	Autorizadas	Suscritas y en circulación
"A"	108,874,950	107,664,450
"B"	54,437,472	40,097,706
"C"	54,437,472	40,097,706
"D"	54,437,472	40,097,706
	272,187,366	227,957,568

Las acciones de la Serie "A" (las cuales solamente pueden ser adquiridas por mexicanos) y de la Serie "B" tienen derecho de voto pleno. Las acciones de la Serie "C" no tienen derecho a voto y las de la Serie "D" son de voto limitado y convertibles en acciones Serie "A" el 30 de noviembre de 2004. Adicionalmente, las acciones de la Serie "D" tienen derecho a recibir un dividendo preferente acumulativo de $0.0048 por acción, equivalente al 5% del valor teórico de las acciones. Si se pagan dividendos a las otras series de acciones, las acciones de la Serie "D" tienen derecho a recibir un dividendo igual al 130% del monto pagado con respecto a las acciones de las Series "A", "B" y "C".

En caso de pagarse dividendos con cargo a utilidades acumuladas que no provengan de la Cuenta de Utilidad Fiscal Neta (CUFIN), se causará un impuesto de acuerdo con las disposiciones de la Ley del Impuesto sobre la Renta (LISR). En caso de reducción de capital se considera dividendo el excedente del capital contable sobre la suma de los saldos de las cuentas de capital de

aportación, utilidad fiscal neta y utilidad fiscal neta reinvertida, conforme a los procedimientos establecidos por la LISR. Al 31 de diciembre de 2003 la CUFIN consolidada ascendía a $892,348, determinada conforme a las disposiciones fiscales en vigor.

b. Utilidad integral -

La utilidad integral se analiza a continuación:

	Año que terminó el 31 de diciembre de	
	2003	2002
Utilidad (pérdida) de los accionistas mayoritarios	$ 20,359	($126,760)
Resultado por tenencia de activos no monetarios	182,835	172,771
Efectos correspondientes a los accionistas minoritarios	25,202	(6,774)
Utilidad integral consolidada	$ 228,396	$39,237

NOTA 9 - IMPUESTO SOBRE LA RENTA, PARTICIPACIÓN DE LOS TRABAJADORES EN LA UTILIDAD (PTU) , IMPUESTO AL ACTIVO (IA) E IMPUESTOS DIFERIDOS:

Este rubro se integra como sigue:

	Año que terminó el 31 de diciembre de	
	2003	2002
ISR	$ 30,710	$ 30,120
ISR diferido	488	13,782
IA	4,394	4,568
PTU	24,971	24,592
	$ 60,563	$ 73,062

Las subsidiarias de SANLUIS preparan su declaración individual de ISR cada año. Además, SANLUIS prepara una declaración consolidada para fines fiscales. El régimen de consolidación fiscal en vigor limita la consolidación a un 60% de la participación accionaria.

El resultado fiscal difiere del resultado contable consolidado debido principalmente a la deducción fiscal de compras, a la utilidad por posición monetaria y a otras partidas, las cuales no son acumulables en su totalidad, y a la determinación del ajuste anual por inflación.

La tasa del ISR se reduce gradualmente en 1% anual a partir de 2003 hasta llegar a 32% en 2005.

A continuación se muestran los efectos de las principales diferencias temporales sobre las que se reconocieron impuestos diferidos:

	31 de diciembre de	
	2003	2002
Pasivo por impuestos diferidos:		

FILE No. 82-2867

Inventarios	$ 117,704	$ 120,942
Inmuebles, maquinaria y equipo	616,621	533,356
Otros activos	35,372	46,485
	769,697	700,783

Activo por impuestos diferidos:

Pérdidas fiscales por amortizar	$ 1,039,096	$ 1,134,534
IA por recuperar	56,788	84,056
Provisiones de pasivo	68,545	69,328
Otros	7,006	7,823
	1,171,435	1,295,741
Activo por impuestos diferidos - Neto	$ 401,738	$ 594,958

Durante los ejercicios terminados al 31 de diciembre de 2003 y de 2002 la compañía determinó un IA consolidado de $16,196 y $19,264, respectivamente, los cuales se eliminaron en su totalidad por haber ejercido la opción de la deducción inmediata de activos fijos.

Los importes cargados a los resultados de los años terminados el 31 de diciembre de 2003 y de 2002 por $4,394 y $4,568, respectivamente representan la proporción no consolidable fiscalmente pagada a las autoridades hacendarias

Al 31 de diciembre de 2003 la compañía tiene $56,788 de IA, por el cual puede solicitar su devolución en los años en que el ISR exceda al IA y que caduca como se muestra a continuación:

Año de caducidad	Importe
2004	$ 28,045
2005	28,743
	$ 56,788

La PTU se calcula individualmente en cada compañía en los términos de la LISR.

NOTA 10 - COMPROMISO:

Rassini Frenos, S. A. de C. V. celebró un contrato de arrendamiento operativo de maquinaria y equipo con valor de US$18 millones con un plazo forzoso de ocho años, contados a partir del 1 de enero de 2001.

A continuación se incluye un análisis de las rentas mínimas anuales convenidas en este contrato:

Año que terminará el 31 de diciembre de	Importe
2004	$ 28,884
2005	28,884

2006	49,552
2007	50,162
2008	50,162
Total de pagos mínimos requeridos	$ 207,644

Los costos totales de renta de los años terminados el 31 de diciembre de 2003 y de 2002 ascendieron a $27,644 y $20,070, respectivamente.

NOTA 11 - INFORMACIÓN POR SEGMENTOS:

La información financiera referente a los segmentos de negocio operados por la compañía se presenta a continuación:

Año que terminó el 31 de diciembre de 2003	Suspensiones	Frenos	Otros	Total
Ventas netas	$ 3,881,334	$ 1,449,788		$ 5,331,122
Utilidad de operación	335,294	84,873	($ 12,447)	407,720
Activos totales	4,930,875	2,338,302	378,083	7,647,260
Adquisiciones de maquinaria y equipo	83,440	69,065		152,505
Depreciación y amortización	215,983	127,598		343,581

Año que terminó el 31 de diciembre de 2002	Suspensiones	Frenos	Otros	Total
Ventas netas	$ 3,344,986	$ 1,190,080		$ 4,535,066
Utilidad de operación	355,555	45,366	($ 6,405)	394,516
Activos totales	4,601,188	2,362,169	358,085	7,321,442
Adquisiciones de maquinaria y equipo	11,499	179,036		190,535
Depreciación y amortización	219,471	96,731		316,202

La información por segmentos se presenta en el mismo formato utilizado por la administración de la compañía para evaluar los resultados de cada negocio. Un segmento operativo se define como un componente de la compañía dedicado a actividades de negocios de las cuales ésta obtiene ingresos e incurre en costos y gastos, base para la preparación de información y evaluación periódica de la asignación de recursos por parte de la administración durante su proceso de toma de decisiones. Las políticas contables de los segmentos son las mismas que se describen en el resumen de políticas de contabilidad significativas incluidas en la Nota 2.

El segmento "Suspensiones" incluye la venta de muelles multihoja y parabólicas, resortes, barras de torsión y barras estabilizadoras. El segmento "Frenos" incluye la venta de rotores, discos, tambores y mazas para sistemas de frenos. El Segmento "Otros" representa principalmente el activo por impuestos diferidos originado por el reconocimiento de las pérdidas fiscales consolidadas de SANLUIS, las otras inversiones en acciones y las operaciones discontinuadas.

Como se menciona en la Nota 3, la compañía opera principalmente en los mercados de Estados Unidos de América y Canadá. Las operaciones de la subsidiaria localizada en Brasil no superan el 10% de ninguno de los conceptos informados y son incluidos para propósitos de evaluación de resultados por parte de la compañía dentro del segmento Suspensiones.

La mayoría de las ventas de la compañía están denominadas en dólares (77% en 2003 y 83% en 2002) y son realizadas a los productores de equipo original (OEMs por sus siglas en inglés).

Tres de los clientes de la compañía representaron el 81% de sus ventas netas durante los años terminados el 31 de diciembre de 2003 y de 2002. Aunque la compañía ha mantenido relaciones comerciales durante muchos años con estos clientes, una reducción sustancial en las ventas a cualquiera de éstos podría tener un efecto significativo en la situación financiera y en los resultados de la compañía.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

RELACION DE INVERSIONES EN ACCIONES

ANEXO 3 **CONSOLIDADO**

Impresión Final

NOMBRE DE LA EMPRESA (1)	ACTIVIDAD PRINCIPAL	No. DE ACCIONES	% DE TENENCIA (2)	MONTO TOTAL (Miles de Pesos)	
				COSTO ADQUISICION	VALOR ACTUAL (3)
SUBSIDIARIAS					
1 ADMINISTRACION Y CONTROL SANLUIS, S.A. DE C.V.	TENEDORA	1,332,848,516	99.99	1,417,014	340,722
2 SANLUIS CO-INTER, S.A.	TENEDORA	4,899,999	99.99	587,496	481,695
3 CORPORACION TURISTICA SANLUIS, S.A. DE C.V.	TENEDORA	333,878,051	99.99	609,515	1,672,757
TOTAL DE INVERSIONES EN SUBSIDIARIAS				**2,614,025**	**2,495,174**
ASOCIADAS					
1 BREMBO RASSINI, S.A DE C.V.	PRODUCCION Y VENTA DE DISCOS Y ROTORES	165,315	24.00	8,495	62,830
		0	0.00	0	0
TOTAL DE INVERSIONES EN ASOCIADAS				**8,495**	**62,830**
OTRAS INVERSIONES PERMANENTES					**2,466**
TOTAL					**2,560,470**

OBSERVACIONES

DESGLOSE DE CREDITOS

(MILES DE PESOS)

Impresión Final
CONSOLIDADO

Tipo de Crédito / Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) — Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) — Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
BANCARIOS																
COMERCIO EXTERIOR																
HSBC Bank plc.	20/09/2001	9.00	0	0	0	0	0	0	0	0	210,444	0	0	0	0	0
The Bank of New York (Truste	18/03/2008	8.88	0	0	0	0	0	0	0	0	0	0	0	0	0	124,093
RCA (Reestructured Credit Ag	31/12/2008	4.67	0	0	0	0	0	0	0	55,999	0	190,397	235,197	279,995	313,594	1,520,335
Emisión de Obligaciones Nota	30/06/2010	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	562,633
Scotia Bank Inverlat	25/06/2006	4.12	0	0	0	117,598	156,798	69,065	0	0	0	0	0	0	0	0
Banco Safra	15/08/2006	24.35	0	0	0	0	0	0	0	0	0	13,114	1,175	705	353	162
TOTAL BANCARIOS			**0**	**0**	**0**	**117,598**	**156,798**	**69,065**	**0**	**55,999**	**210,444**	**203,511**	**236,372**	**280,700**	**313,947**	**2,207,223**

FILE No.82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $) Intervalo de Tiempo						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $) Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
PROVEEDORES																
PROVEEDORES																
SUMITOMO CANADA LIMITED			0	0	0	0	0	0	0	0	0	124,260	0	0	0	0
HELLER / ATLAX, S.A. DE C.V.			0	0	0	69,985	0	0	0	0	0	0	0	0	0	0
ACEROS VILLARES			0	0	0	0	0	0	0	0	0	45,839	0	0	0	0
STEELCO MC MASTER INC			0	0	0	0	0	0	0	0	0	38,258	0	0	0	0
GENERAL MOTORS CO.			0	0	0	0	0	0	0	0	0	13,046	0	0	0	0
MONROE DE MEXICO, S.A. DE C.			0	0	0	7,665	0	0	0	0	0	0	0	0	0	0
PARTES DE PLASTICO DE MEXICO			0	0	0	7,796	0	0	0	0	0	0	0	0	0	0
FLEXIBLE PRODUCTS CO.			0	0	0	0	0	0	0	0	0	6,173	0	0	0	0
SLATER STEEL INC.			0	0	0	0	0	0	0	0	0	5,781	0	0	0	0
COOPER INDUSTRIES			0	0	0	0	0	0	0	0	0	5,002	0	0	0	0
SECURITY STEEL			0	0	0	0	0	0	0	0	0	4,843	0	0	0	0
GENERAL FASTERNERS CO.			0	0	0	0	0	0	0	0	0	4,615	0	0	0	0
GERDAU			0	0	0	0	0	0	0	0	0	4,519	0	0	0	0
ACEROS RGC, S.A. DE C.V.			0	0	0	4,321	0	0	0	0	0	0	0	0	0	0
PPG INDUSTRIES DE MEXICO, S.			0	0	0	4,227	0	0	0	0	0	0	0	0	0	0
DUFERCO STEEL			0	0	0	0	0	0	0	0	0	3,652	0	0	0	0
MATERIALS PROCESSING INC			0	0	0	0	0	0	0	0	0	5,638	0	0	0	0
VOLCLAY DE MEXICO, S.A. DE C			0	0	0	5,455	0	0	0	0	0	0	0	0	0	0
TIMKEN DE MEXICO, S.A. DE C.			0	0	0	5,096	0	0	0	0	0	0	0	0	0	0
ELECTROMETALURGIA DE VERACRU			0	0	0	4,601	0	0	0	0	0	0	0	0	0	0
OTROS PROVEEDORES			75,517	0	0	46,765	0	0	0	0	0	66,766	0	0	0	0
TOTAL PROVEEDORES			75,517	0	0	156,111	0	0	0	0	0	328,392	0	0	0	0
OTROS PASIVOS			152,013	0	0	253,899	3,261	3,262	0	0	0	0	0	0	0	0
TOTAL OTROS PASIVOS CIRCULANTES, OTROS CREDITOS			152,013	0	0	253,899	3,261	3,262	0	0	0	0	0	0	0	0

FILE No.82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
ANEXO 05
DESGLOSE DE CREDITOS

(MILES DE PESOS)

TRIMESTRE: **4** AÑO: **2003**

Impresión Final
CONSOLIDADO

Tipo de Crédito Institución	Fecha de Vencimiento	Tasa de Interes	Denominados en Pesos		Venctos. o Amort. Denominados en Moneda Ext. con Inst. Nacionales (Miles de $)						Venctos. o Amort. Denominados en Moneda Ext. Con Inst. Exteriores (Miles de $)					
					Intervalo de Tiempo						Intervalo de Tiempo					
			Hasta 1 Año	Mas de 1 Año	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más	Año Actual	Hasta 1 Año	Hasta 2 Años	Hasta 3 Años	Hasta 4 Años	Hasta 5 Años o más
OTROS PASIVOS CIRCULANTES Y OTROS CREDITOS																
			227,530	0	0	527,608	160,059	72,327	0	55,999	210,444	531,903	236,372	280,700	313,947	2,207,223

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.1998 PESOS POR DÓLAR AMERICANO

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**

SANLUIS CORPORACION , S. A. DE C. V.

POSICION EN MONEDA EXTRANJERA
(Miles de Pesos)

ANEXO 6

CONSOLIDADO
Impresión Final

BALANZA	DOLARES (1)		OTRAS MONEDAS (1)		TOTAL
	MILES DE DOLARES	MILES DE PESOS	MILES DE DOLARES	MILES DE PESOS	MILES DE PESOS
ACTIVO TOTAL	75,104	841,151	7,434	83,258	924,409
PASIVO	398,932	4,467,955	11,485	128,627	4,596,582
	101,906		11,485	128,627	1,269,955
	297,026		0	0	3,326,627
SALDO NETO	(323,828)	(3,626,804)	(4,051)	(45,369)	(3,672,173)

OBSERVACIONES

EL TIPO DE CAMBIO PARA VALUAR LOS CREDITOS FUE DE $11.1998 PESOS POR DÓLAR AMERICANO

FILE No. 82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CEDULA DE INTEGRACION Y CALCULO
DE RESULTADO POR POSICION MONETARIA (1)
(Miles de Pesos)

ANEXO 7 **CONSOLIDADO**
Impresión Final

MES	ACTIVOS MONETARIOS	PASIVOS MONETARIOS	POSICION MONETARIA (ACTIVA) PASIVA	INFLACION MENSUAL	EFECTO MENSUAL (ACTIVO) PASIVO
ENERO	1,196,896	5,127,485	3,930,589	0.40	15,722
FEBRERO	1,160,234	5,287,556	4,127,321	0.27	11,144
MARZO	1,241,210	5,387,283	4,146,074	0.63	26,120
ABRIL	1,990,705	4,588,942	2,598,237	0.17	4,417
MAYO	1,471,455	4,773,545	3,302,090	(0.32)	(10,567)
JUNIO	1,454,446	4,581,448	3,127,003	0.08	2,502
JULIO	1,465,207	4,970,513	3,505,307	0.14	4,907
AGOSTO	1,403,224	5,222,220	3,818,996	0.29	11,075
SEPTIEMBRE	1,478,450	5,249,888	3,771,438	0.59	22,251
OCTUBRE	1,575,780	4,752,321	3,176,541	0.36	11,436
NOVIEMBRE	1,631,256	4,774,823	3,143,567	0.83	26,092
DICIEMBRE	1,633,687	4,870,078	3,236,391	0.36	34,008
ACTUALIZACION:	0	0	0	0.00	3,246
CAPITALIZACION:	0	0	0	0.00	0
EMP. EXTRANJERAS:	0	0	0	0.00	0
OTROS	0	0	0	0.00	0
TOTAL					**162,353**

OBSERVACIONES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

OBLIGACIONES, PAGARES DE MEDIANO PLAZO Y/O CONVENANTS INSCRITOS EN BOLSA

ANEXO 8 **CONSOLIDADO**
Impresión Final

LIMITACIONES FINANCIERAS SEGUN ESCRITURAS DE LA EMISION Y/O TITULO
N/A

SITUACION ACTUAL DE LAS LIMITACIONES FINANCIERAS

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

PLANTAS, CENTROS COMERCIALES, DE DISTRIBUCION Y/O SERVICIO

ANEXO 9 **CONSOLIDADO**
Impresión Final

PLANTA O CENTRO	ACTIVIDAD ECONOMICA	CAPACIDAD INSTALADA (1)	% DE UTILIZACION
RASSINI XALOSTOC (1)	FABRICACION Y VENTA DE MUELLES	2,268	89
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE RESORTES	4,925	71
RASSINI P.NEGRAS (1)	FABRICACION Y VENTA DE MUELLES	5,209	90
RASSINI	FABRICACION Y VENTA DE BARRAS	2,836	75
TORSION BARS (1)	DE TORSION	0	0
SUSPENSIONES RASSINI (1)	FABRICACION Y VENTA DE MUELLES	3,400	92
RASSINI	FABRICACION Y VENTA DE DISCOS,	0	0
FRENOS (1)	TAMBORES Y ROTORES	7,800	86
BYPASA (1)	FABRICACION Y VENTA DE BUJES	35,000	89
MUELLES BRASIL (2)	FABRICACION Y VENTA DE MUELLES	44,000	93
RESORTES BRASIL (1)	FABRICACION Y VENTA DE RESORTES	2,600	91
RASSINI CHASSIS SYSTEM (1)	FABRICACION Y VENTA DE RESORTES	2,500	40

OBSERVACIONES

(1) MILES DE PIEZAS ANUALES
(2) TONELADAS ANUALES

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

MATERIAS PRIMAS DIRECTAS

ANEXO 10 **CONSOLIDADO**
Impresión Final

NACIONALES	PRINCIPALES PROVEEDORES	IMPORTACION	PRINCIPALES PROVEEDORES	SUST. NAL.	% COSTO PRODUCCION TOTAL
SOLERA	ATLAX, S.A. DE C.V.	SOLERA	MC STEEL TRADE CENTER DUFERCO SLATER STEEL INC. NICHIMEN CANADA INC.		66.46
SOLERA	VILLARES (BRASIL) GERDAU (BRASIL)				65.99
		BARRA REDONDA	STELCO INC.		62.56
		BARRA P/FABRIC. DE BARRAS DE TORSION	JACKSON TUBE STELCO		58.24
CHATARRA DE 1a. AUTOMOTRIZ	DEACERO, S.A. DE C.V. MATERIALES SIDERURGICOS				35.40

OBSERVACIONES

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS**
SANLUIS CORPORACION , S. A. DE C. V.

TRIMESTRE: **4** AÑO: **200**

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

VENTAS NACIONALES

CONSOLIDADO
Impresión Final

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		% DE PARTICIPACION EN EL MERCADO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES	8,279,239	2,444,901	476,070	233,077		RASSINI	ARMADORAS AUTOM
(PZAS) BARRAS DE TORSION PIEDRAS N.	2,123,312	183,955	723,304	55,897		RASSINI	ARMADORAS AUTOM
(PZAS) RESORTES HELICOIDALES	3,524,856	257,266	1,222,852	59,269		RASSINI	ARMADORAS AUTOM
(PZAS) DISCOS TAMBORES, ROTORES			3,589,237	375,768		RASSINI	ARMADORAS AUTOM
RASSINI FRENOS (TONS) BRASIL	45,996	459,771	43,405	526,601		RNA	
TOTAL		3,345,893		1,250,612			

FILE No. 82-2867

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: **4** AÑO: **200**
SANLUIS CORPORACION , S. A. DE C. V.

DISTRIBUCION DE VENTAS POR PRODUCTO

ANEXO 11

CONSOLIDADO
Impresión Final

VENTAS AL EXTERIOR

PRINCIPALES PRODUCTOS	PRODUCCION TOTAL		VENTAS		DESTINO	PRINCIPALES	
O LINEA DE PRODUCTOS	VOLUMEN	IMPORTE	VOLUMEN	IMPORTE		MARCAS	CLIENTES
(PZAS) MUELLES			7,755,983	2,625,852	E.U.A. Y CANADA	RASSINI	ARMADORAS AUTON
(PZAS) BARRAS DE TORSION PIEDRAS N.			1,384,231	161,076	E.U.A.	RASSINI	ARMADORAS AUTON
(PZAS) RESORTES HELICOIDALES			2,259,364	184,386	E.U.A.	RASSINI	ARMADORAS AUTON
(PZAS) DISCOS, TAMBORES, ROTORES RASSINI FRENOS			5,230,869	1,074,020	E.U.A.	RASSINI	ARMADORAS AUTON
(TONS) BRASIL			2,698	35,176		RNA	ARMADORAS AUTON
TOTAL				4,080,510			

OBSERVACIONES

El volumen se representa en unidades.
El monto se representa en miles de pesos.
Las ventas de Brasil corresponden a Muelles y Resortes y se consideran nacionales las que se realizan en Brasil y de exportación las que se realizan fuera de éste.

FILE No.82-2867

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: **SANLUIS** TRIMESTRE: 4 AÑO: **2003**
SANLUIS CORPORACION , S. A. DE C. V.

CONSOLIDADO
Impresión Final

INTEGRACION DEL CAPITAL SOCIAL PAGADO

CARACTERISTICAS DE LAS ACCIONES

	VALOR ($)	CUPON VIGENTE	NUMERO DE ACCIONES				CAPITAL SOCIAL	
			PORCION FIJA	PORCION VARIABLE	MEXICANOS	LIBRE SUSCRIPCION	FIJO	VARIABLE
A		9	107,664,450		107,664,450		10,383	
B		9	40,097,706			40,097,706	3,867	
C		9	40,097,706			40,097,706	3,867	
D		9	40,097,706			40,097,706	3,867	
TOTAL			**227,957,568**	**0**	**107,664,450**	**120,293,118**	**21,984**	**0**

TOTAL DE ACCIONES QUE REPRESENTAN EL CAPITAL SOCIAL PAGADO A LA FECHA DE ENVIO DE LA INFORMACION:
227,957,568

PROPORCION DE ACCIONES POR :

CPO's : LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDI'
T.VINC. : 0
ADRS's : 0
GDRS's : 0
ADS's : 0
GDS's 0

ACCIONES PROPIAS RECOMPRADAS

SERIE	CANTIDAD DE ACCIONES	PRECIO PROMEDIO DE RECOMPRA	PRECIO DE MERCADO AL TRIMESTRE

OBSERVACIONES

LAS ACCIONES DE LAS SERIES 'B', 'C' Y 'D' NO COTIZAN INDIVIDUALMENTE, ESTAS SERIES SE INTEGRAN EN 40,097,706 CPO'S LOS CUALES SI COTIZAN EN LA BMV. DICHOS CPO´S ESTAN REPRESENTADOS CADA UNO DE ELLOS POR UNA ACCION 'B' UNA ' Y UNA 'D'.
ACCIONES RECOMPRADAS A LA FECHA 3,504,000 CPO´S.

Información de Proyectos
(Proyecto, Monto Ejercido y Porcentaje de Avance)

ANEXO 13

CONSOLIDADO
Impresión Final

NINGUNA

Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras
(Información relacionada al Boletín B-15)

ANEXO 14

CONSOLIDADO
Impresión Final

Para consolidar las operaciones de Rassini NHK Autopecas, S/A (localizada en Brasil) y Rassini International, L.L.C. (localizada en Estados Unidos de América)se utiliza la metodología establecida en el Boletín B-15 "Transacciones en Moneda Extranjera y Conversión de Estados Financieros de Operaciones Extranjeras", convirtiendo los activos y pasivos (monetarios y no monetarios), así como los ingresos y gastos, al tipo de cambio vigente.

Tipos de cambio de Reales por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	3.5325	2.8884
Tipo de cambio promedio	2.9258	3.0714

Tipos de cambio de Pesos por Dólar

	Año Anterior	Actual
Tipo de cambio de cierre	10.3613	11.1998
Tipo de cambio promedio	9.6604	10.7884

Las diferencias originadas por la conversión de dichos estados financieros a pesos se registran dentro de la insuficiencia en la actualización del capital. Al 31 de diciembre de 2003 y 2002 los efectos de conversión de Rassini NHK Autopecas y Rassini International, L.L.C., no fueron importante.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 27/02/2004 15:40
SANLUIS CORPORACION , S. A. DE C. V.

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL:	SANLUIS CORPORACION , S. A. DE C. V.
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-58-00
FAX:	5-202-6604
DIRECCION DE INTERNET:	www.sanluiscorp.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA:	SCO960314EE3
DOMICILIO FISCAL:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE:	LIC GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO ,D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV:	PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRESIDENTE EJECUTIVO Y CONSEJERO DELEGADO
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR GENERAL
PUESTO:	DIRECTOR GENERAL
NOMBRE:	ING ANTONIO MADERO BRACHO
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 27/02/2004 15:40
SANLUIS CORPORACION , S. A. DE C. V.

FAX:	5-202-6604
E-MAIL:	amadero@sanluiscorp.com.mx

PUESTO BMV:	DIRECTOR DE FINANZAS
PUESTO:	DIRECTOR GENERAL DE FINANZAS Y CFO
NOMBRE:	ING SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO:	DIRECTOR DE FINANZAS CORPORATIVAS
NOMBRE:	ING. JUAN CARROLL DE LA TORRE HENSON
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jtorre@sanluiscorp.com.mx

PUESTO BMV:	RESPONSABLE DEL AREA JURIDICA
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. GUSTAVO ZENIZO GONZALEZ
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	gzenizo@sanluiscorp.com.mx

PUESTO BMV:	SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	SECRETARIO PROPIETARIO DEL CONSEJO DE ADMINISTRACION
NOMBRE:	LIC AGUSTIN SANTAMARINA VAZQUEZ
DOMICILIO:	CAMPOS ELISEOS 345 PISO 2
COLONIA:	CHAPULTEPEC POLANCO
C. POSTAL:	11560
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-279-5414
FAX:	5-280-3458
E-MAIL:	asantamarina@s_s.com.mx

PUESTO BMV:	PROSECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO:	PRIMER PROSECRETARIO
NOMBRE:	LIC. FERNANDO TODD ALVAREZ
DOMICILIO:	FRANCISCO PETRARCA 133 DESPACHO 401

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS FECHA: 27/02/2004 15:40
SANLUIS CORPORACION , S. A. DE C. V.

COLONIA:	CHAPULTEPEC MORALES
C. POSTAL:	11570
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5203-6333
FAX:	5203-6006
E-MAIL:	info@todd.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. HECTOR AMADOR ADAM
DOMICILIO:	MONTE PELVOUX 220 PISO 8
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-6604
E-MAIL:	hamador@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR DE FINANZAS Y CFO
NOMBRE:	ING. SERGIO MAURICIO VISINTINI FRESCHI
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	svisintini@sanluiscorp.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR DE CONTROL DE GESTION
NOMBRE:	C.P. JUAN PABLO SANCHEZ KANTER
DOMICILIO:	MONTE PELVOUX 220 PISO 7
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-229-5800
FAX:	5-202-3842
E-MAIL:	jsanchez@sanluiscorp.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.

CLAVE DE COTIZACION: SANLUIS
SANLUIS CORPORACION , S. A. DE C. V.

DECLARACION DE FUNCIONARIOS DE LA INSTITUCION, RESPONSABLES DE LA INFORMACION.

LOS SUSCRITOS MANIFESTAMOS BAJO PROTESTA DE DECIR VERDAD QUE, EN EL AMBITO DE NUESTRAS RESPECTIVAS FUNCIONES, PREPARAMOS LA INFORMACIÓN RELATIVA A LA EMISORA CONTENIDA EN EL PRESENTE REPORTE TRIMESTRAL, LA CUAL, A NUESTRO LEAL SABER Y ENTENDER, REFLEJA RAZONABLEMENTE SU SITUACION. ASIMISMO, MANIFESTAMOS QUE NO TENEMOS CONOCIMIENTO DE INFORMACIÓN RELEVANTE QUE HAYA SIDO OMITIDA O FALSEADA EN ESTE REPORTE TRIMESTRAL O QUE EL MISMO CONTENGA INFORMACIÓN QUE PUDIERA INDUCIR A ERROR A LOS INVERSIONISTAS.

ING SERGIO MAURICIO VISINTINI FRESCHI
DIRECTOR GENERAL DE FINANZAS Y CFO

C.P. JUAN PABLO SÁNCHEZ KANTER
DIRECTOR DE CONTROL DE GESTION

MEXICO, D.F., A 27 DE FEBRERO DE 2004

NOTAS A LOS ESTADOS FINANCIEROS (1)

CONSOLIDADO
Impresión Final

FILE No. 82-2867

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.

NOTAS A LOS ESTADOS FINANCIEROS (1)

BALANCE AÑO ANTERIOR (ACTIVO)

Con la finalidad de dejar la información financiera comparable contra la del año actual, en el dictamen se realizaron algunas reclasificaciones en la información del año anterior, el cual será entregado una vez realizada la asamblea anual ordinaria de accionistas (ver nota 1 y 2r). Para el presente reporte no se realizaron dichas reclasificaciones, es decir, se presentó el año anterior como fue entregado en su momento, los renglones que sufrieron cambios en el dictamen equivalen al S07, S09, S11 Y S19 del presente reporte.

r4: LOS GASTOS DE OPERACIÓN INCLUYEN LA DEPRECIACIÓN Y AMORTIZACIÓN DEL AÑO POR $343,581 EN 2003 Y $316,202 EN 2002 VER RENGLÓN C-13 DEL ESTADO DE CAMBIOS.

Utilidad (pérdida) por acción no incluye la serie "D"

d04: Cálculo realizado sobre Acciones Ordinarias
d05: Cálculo realizado sobre Acciones Ordinarias
d06: Cálculo realizado sobre Acciones Ordinarias
d07: Cálculo realizado sobre Acciones Ordinarias

rt1: La información del Estado de Resultados Trimestral correspondiente al año anterior, incluye los movimientos definitivos de la reestructura de la deuda al 87%, esto para una mejor interpretación de los estados financieros, al comparar contra el trimestre del año actual.

C06: La variación presentada en el estado de cambios, está influenciada por efectos de inflación y devaluación de la moneda, sin embargo, en términos de dólares se realizaron amortizaciones reales a la deuda por US$ 11.8 millones.

(1) EN ESTE ANEXO SE INCLUYEN LAS NOTAS CORRESPONDIENTES A LAS CIFRAS DE LOS ESTADOS FINANCIEROS BASICOS, ASI COMO SUS DESGLOSES Y OTROS CONCEPTOS.